UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)
        Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934

          FIRST TRUST/FOUR CORNERS SENIOR FLOATING RATE INCOME FUND II
                       (Name of Subject Company (Issuer))

          FIRST TRUST/FOUR CORNERS SENIOR FLOATING RATE INCOME FUND II
                        (Name of Filing Person (Issuer))

                    AUCTION MARKET PREFERRED SHARES, SERIES A

                    AUCTION MARKET PREFERRED SHARES, SERIES B

                            PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                              Series A - 33733U 207
                              Series B - 33733U 306
                      (CUSIP Number of Class of Securities)

                             W. Scott Jardine, Esq.
                                    Secretary
          First Trust/Four Corners Senior Floating Rate Income Fund II
                        120 East Liberty Drive, Suite 400
                             Wheaton, Illinois 60187
                            Telephone: (800) 621-1675
           (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Person(s))

                                With a Copy to:
                                  Eric F. Fess
                             Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603
                            Telephone: (312) 845-3000

                            Calculation of Filing Fee

           Transaction Valuation                    Amount of Filing Fee
               $77,616,778(a)                           $4,331.02(b)

(a) Calculated as the aggregate maximum purchase price to be paid for 1,600 Auction Market Preferred Shares, Series A, and 1,600 Auction Market Preferred Shares, Series B, in the offer, based upon a price of 97% of the liquidation preference of $25,000 per share plus unpaid dividends accrued through September 28, 2009 at assumed rates equal to the current applicable dividend rates.

(b) Calculated at $55.80 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: Not Applicable        Filing Party: Not Applicable
      Form or Registration No.: Not Applicable      Date Filed: Not Applicable

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third party tender offer subject to Rule 14d-1.
[X]   issuer tender offer subject to Rule 13e-4.
[ ]   going-private transaction subject to Rule 13e-3.
[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:
[ ]

ITEMS 1 THROUGH 11.

         This Tender Offer Statement on Schedule TO is filed by First Trust/Four Corners Senior Floating Rate Income Fund II, a Massachusetts business trust (the "Fund"). This Schedule TO relates to the Fund's offer to purchase for cash up to 100% of its outstanding Auction Market Preferred Shares, par value $0.01 per share ("AMPS"), consisting of 1,600 shares of Series A AMPS and 1,600 shares of Series B AMPS (collectively, the "AMPS Shares"), upon the terms and subject to the conditions set forth in the Fund's Offer to Purchase dated August 28, 2009 and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended, supplemented or otherwise modified from time to time, constitute the "Offer"). The price to be paid for the AMPS Shares is an amount per share, net to the seller in cash, equal to 97% of the liquidation preference of $25,000 per share (or $24,250 per share), plus any unpaid dividends accrued through the Expiration Date (as defined herein). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through Item 11 of this Tender Offer Statement on Schedule TO.


ITEM 12.             EXHIBITS.

Exhibit No.                             Document
--------------------------------------------------------------------------------
(a)(1)(i)                 Offer to Purchase dated August 28, 2009
(a)(1)(ii) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(iii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (a)(1)(iv) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
                          Other Nominees
(a)(1)(v)                 Notice of Withdrawal
(a)(5)(i) Press Release issued by the Fund dated August 25, 2009 (incorporated by reference herein from Exhibit 99.1 to the Fund's Schedule TO filed with the Securities and Exchange Commission on August 25, 2009)
(a)(5)(ii)                Press Release issued by the Fund dated August 28, 2009


ITEM 13. NOT APPLICABLE.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            FIRST TRUST/FOUR CORNERS SENIOR
                                               FLOATING RATE INCOME FUND II



                                            By:  /s/ James A. Bowen
                                                 ---------------------------
                                                 Name:   James A. Bowen
                                                 Title:  President

Dated:  August 28, 2009

                                  EXHIBIT INDEX

Exhibit No.                               Document
-------------------------------------------------------------------------------
(a)(1)(i)                 Offer to Purchase dated August 28, 2009
(a)(1)(ii) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(iii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (a)(1)(iv) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
                          Other Nominees
(a)(1)(v)                 Notice of Withdrawal
(a)(5)(i) Press Release issued by the Fund dated August 25, 2009 (incorporated by reference herein from Exhibit 99.1 to the Fund's Schedule TO filed with the Securities and Exchange Commission on August 25, 2009)
(a)(5)(ii)                Press Release issued by the Fund dated August 28, 2009